UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. ___3____)*

Zynerba Pharmaceuticals, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

98986X109

(CUSIP Number)

December 31, 2017

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]	Rule 13d-1(b)
[X]	Rule 13d-1(c)
[ ]	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 98986X109	13G

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Genesis Capital Advisors LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) [ ] (b) [X]
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 135,500*
	6.	SHARED VOTING POWER 614,140*
	7.	SOLE DISPOSITIVE POWER 135,500*
	8.	SHARED DISPOSITIVE POWER 614,140*

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 749,640*
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) [ ]
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.53%*
12.	TYPE OF REPORTING PERSON (see instructions) OO

CUSIP No. 98986X109	13G

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Ethan Benovitz
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 749,9640*
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 749,640*

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 749,640*
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) [ ]
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.53%*
12.	TYPE OF REPORTING PERSON (see instructions) IN, HC

CUSIP No. 98986X109	13G

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Jaime Hartman
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 749,640*
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 749,640*

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 749,640*
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) [ ]
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.53%*
12.	TYPE OF REPORTING PERSON (see instructions) IN, HC

CUSIP No. 98986X109	13G

Item 1.

(a)	Name of Issuer Zynerba Pharmaceuticals, Inc.

(b)	Address of Issuer’s Principal Executive Offices 80 W. Lancaster Avenue, Suite 300 Devon, PA 19333

Item 2.

(a)	Name of Person Filing Genesis Capital Advisors LLC Ethan Benovitz Jaime Hartman

(b)	Address of the Principal Office or, if none, residence 1212 Avenue of the Americas, 19th Floor New York, NY 10036

(c)	Citizenship Genesis Capital Advisors LLC – Delaware, United States Ethan Benovitz – United States Jaime Hartman – United States

(d)	Title of Class of Securities Common Stock, par value $0.001 per share

(e)	CUSIP Number 98986X109

Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

N/A

Item 4. Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: Genesis Capital Advisors LLC – 749,640* Jaime Hartman - 749,640* Ethan Benovitz - 749,640*

(b)	Percent of class: Genesis Capital Advisors LLC – 5.53%* Jaime Hartman – 5.53%* Ethan Benovitz – 5.53%*

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote Genesis Capital Advisors LLC – 135,500* Jaime Hartman - 0* Ethan Benovitz - 0*

(ii)	Shared power to vote or to direct the vote Genesis Capital Advisors LLC – 614,140* Jaime Hartman – 749,640* Ethan Benovitz – 749,640*

(iii)	Sole power to dispose or to direct the disposition of Genesis Capital Advisors LLC – 135,500* Jaime Hartman - 0* Ethan Benovitz - 0*

(iv)	Shared power to dispose or to direct the disposition of Genesis Capital Advisors LLC – 614,140* Jaime Hartman – 749,640* Ethan Benovitz – 749,640*

*The shares of common stock (the “Shares”) of Zynerba Pharmaceuticals, Inc. (the “Company”) reported herein are held by two or more funds (together the “Funds”), which are managed by Genesis Capital Advisors LLC (the “Adviser”). Ethan Benovitz (“Benovitz”) and Jaime Hartman (“Hartman”), as individuals, act as co-investment managers to the Funds and as managing members of the Adviser. The Adviser, in its capacity as the investment manager of the Funds, has the power to vote and the power to direct the disposition of all Shares held by the Funds. Accordingly, for the purposes of Reg. Section 240.13d-3, the Adviser, Hartman and Benovitz may be deemed to beneficially own an aggregate of 749,640 Shares, or 5.53% of Shares deemed issued and outstanding as of November 10, 2017. The beneficial ownership percentages reported herein are based on 13,553,873 voting Shares issued and outstanding as of November 10, 2017, as disclosed in the Company’s Quarterly Report filed with the Securities and Exchange Commission on November 14, 2017. This report shall not be deemed an admission that the Adviser, the Funds and Accounts or any other person is the beneficial owner of the securities reported herein for purposes of Section 13 of the Securities Exchange Act of 1934, as amended, or for any other purpose. Each of the reporting persons herein disclaims beneficial ownership of the Shares reported herein except to the extent of the reporting person’s pecuniary interest therein.

Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [  ].

N/A

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

N/A

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

N/A

Item 8. Identification and Classification of Members of the Group.

N/A

Item 9. Notice of Dissolution of Group.

N/A

Item 10. Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 12, 2018

Genesis Capital Advisors LLC

By:	/s/ Ethan Benovitz
Name:	Ethan Benovitz
Title:	Managing Member

Ethan Benovitz

By:	/s/ Ethan Benovitz
Individually

Jaime Hartman

By:	/s/ Jaime Hartman
Individually

JOINT FILING STATEMENT

PURSUANT TO RULE 13D-1(K)(1)

The undersigned hereby consent and agree to the joint filing of Schedule 13G Amendment No. 3 under the Securities Exchange Act of 1934, as amended, with respect to the Common Stock, par value $0.001 per share, of Zynerba Pharmaceuticals, Inc., together with any or all amendments thereto, when and if appropriate. The parties hereto further consent and agree to file this Joint Filing Statement pursuant to Rule13d-1(k)(1)(iii) as an exhibit to Schedule 13G, thereby incorporating the same into such Schedule13G.

This Joint Filing Statement may be terminated by any of the undersigned upon written notice or such lesser period of notice as the undersigned may mutually agree.

Dated: February 12, 2018

Genesis Capital Advisors LLC

By:	/s/ Ethan Benovitz
Name:	Ethan Benovitz
Title:	Managing Member

Ethan Benovitz

By:	/s/ Ethan Benovitz
Individually

Jaime Hartman

By:	/s/ Jaime Hartman
Individually